June 14, 2005

BY EDGAR AND BY FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405

Attention: Jeffrey Gordon
 Staff Accountant

 Re: Resolution Performance Products LLC
  Form 10-K for the fiscal year ended December 31, 2004
  File No. 333-75172

Dear Mr. Gordon:

    As we discussed on several telephone calls throughout the day
on
Monday, June 13, 2005, Resolution Performance Products LLC
("Resolution Performance") received a comment letter dated June 9,
2005 with respect to the above-referenced Form 10-K (the "Comment
Letter"). In the Comment Letter, the Staff made several requests
for
supplemental information and draft disclosures to be made in
future
filings by Resolution Performance.

    In the course of such discussions, I had advised you of the
following:

* On May 31, 2005, Resolution Performance was merged with and into
Borden Chemical, Inc., with Borden Chemical, Inc. being the
surviving
corporation in the merger. In connection with such merger, Borden
Chemical, Inc. changed its name to "Hexion Specialty Chemicals,
Inc."

* Hexion Specialty Chemicals, Inc. (the "Company") assumed the
indentures governing the notes that were originally issued by
Resolution Performance. Therefore, the contractual obligations
under
the indentures to file periodic reports with the Securities and
Exchange Commission (the "SEC") became the obligations of the
Company
and in the future, all required periodic reports will be filed by
the
Company, not Resolution Performance.

Securities and Exchange Commission
June 14, 2005
Page 2

* The Company is already undergoing review by the Staff in
connection
with the filing of a registration statement relating to the
initial
public offering of the Company`s common stock (Registration No.
333-
124287). Ms. Jennifer Thompson, Staff Accountant, and Ms. Jeanne
Baker, Assistant Chief Accountant, are the members of the Staff
reviewing the Company`s registration statement with respect to
accounting matters.

* During 2005, Resolution Performance was a "voluntary" filer,
meaning its duty to file periodic reports pursuant to Section
15(d)
of the Securities Exchange Act of 1934 had been automatically
suspended because at January 1, 2005, each series of notes
originally
issued by Resolution Performance was held of record by less than
300
persons, but Resolution Performance had continued to file periodic
reports because of its contractual obligations under the
indentures.
Because Resolution Performance`s obligation to file periodic
reports
was automatically suspended pursuant to Section 15(d), we did not
believe that at the time of the merger there was a requirement to
file a Form 15, "Certification and Notice of Termination of
Registration under Section 12(g) of the Securities Exchange Act of
1934 or Suspension of Duty to File Reports under Sections 13 and
15(d) of the Securities Exchange Act of 1934."

     You subsequently advised me on June 13, 2005 that to the
extent
the comments contained in the Comment Letter remained applicable
to
the filings made by the Company, we should furnish our responses
to
the Staff in connection with the review of the Company`s
registration
statement (rather than furnishing a separate response letter to
you
and the other members of the Staff who are named in the Comment
Letter). The Company has authorized us to represent to the Staff
that
(1) the Company will furnish its response to those comments

contained
in the Comment Letter that it deems remain applicable to those
members of the Staff who are reviewing the Company`s registration
statement, and the Company will make the necessary revisions to
the
disclosure contained in the Company`s registration statement prior
to
the registration statement being declared effective and (2) the
Company, on behalf of Resolution Performance, will voluntarily
file a
Form 15 with the SEC promptly to notify investors that Resolution
Performance has ceased filing periodic reports with the SEC.

    As a result of the foregoing, we understand that no additional
action will be required to be taken by Resolution Performance or
the
Company in connection with the Comment Letter.

Securities and Exchange Commission
June 14, 2005
Page 3

    Please do not hesitate to contact me at (212) 408-2452 if you
have questions, need additional information or would like to
clarify
any statements or representations made in this letter. Thank you
for
your prompt cooperation and assistance in this matter.

        Sincerely,

         /s/ Rosa A. Testani

        Rosa A. Testani

cc: Securities and Exchange Commission
 Rufus Decker
 Accounting Branch Chief

 Hexion Specialty Chemicals, Inc.
 William H. Carter
 David S. Graziosi